Exhibit 99.1

Press Release

Cheer Holding Announces Share Consolidation of

Ordinary Shares

Ordinary Shares Will Begin Trading on a Post-Consolidation Adjusted Basis on
November 27, 2023

BEIJING, Nov. 22, 2023 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” “we” or the “Company”), a leading provider of next-generation mobile internet infrastructure and platform services, today announced that it intends to effect a share consolidation of its ordinary shares at a ratio of 1 post-split ordinary share for every 10 pre-split ordinary shares (the “Share Consolidation”) so that every ten (10) shares issued and outstanding will be combined into one (1) share. Any fractional share of a shareholder resulting from the Share Consolidation will be rounded up to the nearest whole number of shares. The Share Consolidation will become effective at 4:05 p.m. (New York time) on November 24, 2023 (the “Effective Time”).

The Share Consolidation will be effected by filing a notice to the Registrar of Companies of the Cayman Islands. The Company’s ordinary shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHR” and will begin trading on a post-consolidation adjusted basis when the market opens on Monday, November 27, 2023. The CUSIP number for the Company’s ordinary shares following the Share Consolidation will be G39973204.

The Share Consolidation is primarily intended to increase the Company’s per share trading price in order to maintain its listing on Nasdaq. As previously disclosed, on March 22, 2023, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. We believe that the proposed Share Consolidation will assist the Company in regaining compliance under the Nasdaq Listing Rules.

The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company from 100,384,466 shares to approximately 10,038,447 shares. In addition, the Company will be effecting a share increase immediately upon the effectiveness of the Share Consolidation, so as to maintain the same number of authorized ordinary shares before the Share Consolidation, which will continue to be 200,000,000 ordinary shares of a par value of US$0.001.

Shareholders holding their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will have their shares automatically adjusted to reflect the Share Consolidation. Shareholders of record may direct questions concerning the Share Consolidation to the Company’s transfer agent, Continental Stock Transfer & Trust Company.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)